Exhibit 99.41

530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

August 07, 2020

To: All Canadian Securities Regulatory Authorities

Subject: NEWTON ENERGY CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	August 19, 2020
Record Date for Voting (if applicable) :	August 19, 2020
Beneficial Ownership Determination Date :	August 19, 2020
Meeting Date :	September 23, 2020
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	652720202	CA6527202023

Sincerely,

Computershare
Agent for NEWTON ENERGY CORPORATION